Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in Millions)

	2006	2005	2004	2003	2002

Income before income taxes and minority interests	$84.5	$61.4	$42.4	$64.9	$32.5

Fixed Charges:
Interest expense	$13.4	$14.7	$9.8	$10.4	$11.3

Operating lease expense	11.4	9.8	7.0	$6.7	$6.5
Interest factor on operating leases	0.33	0.33	0.33	0.33	0.33
Finance cost of operating leases	$3.8	$3.2	$2.3	$2.2	$2.1

Total Fixed Charges	$17.2	$17.9	$12.1	$12.6	$13.4

Income before income taxes and minority interests plus fixed charges	$101.7	$79.3	$54.5	$77.5	$45.9

Ratio of earnings to fixed charges	5.9	4.4	4.5	6.1	3.4